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20 October 2004

File No. 082-34770

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find the following three Press Releases for filing:

- Yara with strong growth in Brazil (Yara International ASA reports record third quarter results ...) dated 15 October, 2004;
- Purchase of Yara shares by President and CEO Thorleif Enger dated 19 October, 2004.; and
- Yara share buy-backs started dated 20 October, 2004.

Feel free to call me with any questions on +44 207 710 1014.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our courier.

Yours sincerely,

Alex Cohen
LATHAM & WATKINS

Enclosures

cc: Tom Murphy

YARA

Yara with strong growth in Brazil

Oslo (2004-10-15): Yara International ASA reports record third quarter results with strong growth in Brazil and increased market share in Europe. Fertilizer (urea) prices increased to historically high levels towards the end of the quarter. The energy contract for the Sluiskil plant was renegotiated at the close of the quarter.

Yara reports for the third quarter a net income after minority interest of NOK 745 million (NOK 2.33 per share), compared with NOK 420 million (NOK 1.31 per share) in the third quarter last year. Third quarter operating income was NOK 794 million (NOK 431 million), while EBITDA for the same quarter was NOK 1.380 million (NOK 947 million).

"This is the best third quarter ever for our business. During this quarter urea prices increased to historically high levels, while European nitrate prices showed a more modest increase," says Thorleif Enger, President and CEO of Yara International ASA. "It is particularly satisfactory to see the continued growth in Brazil and a recapture of market share in Europe previously lost to imports," says Mr. Enger.

All three business segments at Yara performed well during the third quarter. The Upstream business segment (global plants) substantially improved its EBITDA compared with the same quarter last year with increased fertilizer prices and stable energy cost. The production continued at a high level. The Downstream business segment (marketing and distribution) also improved its EBITDA compared with the same quarter last year with record volumes for its Brazilian operations. The volumes also increased in Europe at the expense of imports. The Industrial segment experienced volume growth in nitrogen chemicals but showed reduced margins due to a high ammonia price. EBITDA was in line with the same quarter last year.

Yara and the Norwegian State has signed an agreement which makes it possible for Yara to execute the announced buy-back program without affecting the State ownership share in Yara. The intention is to cancel the bought back shares by capital reduction.

The quarterly figures reflect official accounts while the historical figures are pro forma since the demerger from Norsk Hydro took place on 25 March 2004.

For further information
The entire quarterly report and the presentation material used during the press and analyst conference are available on
http://www.yara.com/en/investor_relations/financial_reports/

Financial calendar
19 November: Yara Capital Markets Day, Oslo

Contact

Egil Hogna, Investor Relations

Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.

Purchase of Yara shares by President and CEO Thorleif Enger

Oslo (2004-10-19): President and CEO of Yara International ASA, Thorleif Enger has purchased 9,100 shares of Yara stock at 67.75 NOK per share. The purchase is in accordance with the earlier announcement by the Board of Directors on the general compensation plan for Yara management, where 50% of the net after-tax gain must be used to buy Yara shares in the market with a one-year lock-up period.

Mr. Enger has been awarded a one-time cash bonus by the Board of Directors based on the successful launch of Yara as an independent company trading on the Oslo Stock Exchange.

Contact

Egil Hogna, Investor Relations

Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.

Yara share buy-backs started

Oslo (2004-10-19): Yara has today made the first share buy-backs as part of the previously announced buy-back program approved by Yara's General Meeting June 16.

On October 19, Yara purchased 285,000 own shares at an average price of NOK 67.67 per share. After this transaction Yara holds 285,000 own shares.

The transaction is part of a buy-back program, which opens for buyback of up to 5% of Yara's shares (15,972,130 shares) in the market, and is valid until December 15, 2005. The purchase price shall be not less than NOK 25 or more than NOK 75. The intention is to cancel the shares.

Yara's largest shareholder, the Norwegian State, has committed to sell a proportional part of its shares, leaving the State's 36.21% ownership unchanged. The compensation to the State will be equal to the price achieved in the market, plus an interest of NIBOR + 1%, calculated from the dates of acquisition of the corresponding shares.

The decision on cancellation must be made by Yara's General Meeting.

Any further buy-back transactions under this program will be disclosed at the Oslo Stock Exchange, and on **www.yara.com**

Contact

Egil Hogna, Investor Relations

Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.